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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

                            PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 2(1)

                                  PROVANT, INC.
                                (Name of Issuer)



                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   743724 10 6
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)

[ ]   Rule 13d-1(c)

[X]   Rule 13d-1(d)



-----------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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________________________________________________________________________________

CUSIP No.  743724 10 6                13G                           Page  2 of 5
________________________________________________________________________________


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS

     # I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Dominic J. Puopolo

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
  NUMBER OF    5    SOLE VOTING POWER

   SHARES           899,339
               _________________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

  OWNED BY          52,201
               _________________________________________________________________
    EACH       7    SOLE DISPOSITIVE POWER

  REPORTING         899,339
               _________________________________________________________________
   PERSON      8    SHARED DISPOSITIVE POWER

    WITH            52,201
________________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     951,540
________________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]

________________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     4.32%
________________________________________________________________________________
12   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                                     Page 3 of 5


ITEM 1.  (a) NAME OF ISSUER:

         Provant, Inc.

         (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         67 Batterymarch Street, Suite 500
         Boston, MA  02110


ITEM 2.  (a) NAME OF PERSON FILING:

         Dominic J. Puopolo

         (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

         The address of the reporting person is c/o Provant, Inc., 67 Batterymarch Street, Suite 500, Boston, MA 02110.

         (c) CITIZENSHIP:

         The reporting person is a citizen of the United States.

         (d) TITLE OF CLASS OF SECURITIES:

         Common Stock

         (e) CUSIP NUMBER:

         743724 10 6

ITEM 3.  Not Applicable.


ITEM 4.  OWNERSHIP.

           (a)    AMOUNT BENEFICIALLY OWNED:

                  951,540 Shares

           (b)    PERCENT OF CLASS:

                  4.32%
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                                                                     Page 4 of 5


           (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                                                                      Sole Power to Dispose or         Shared Power to Dispose or
  Sole Power to Vote or to        Shared Power to Vote or to               to Direct the               to Direct the Disposition
       Direct the Vote                  Direct the Vote                    Disposition of                          of
  ------------------------        --------------------------          ------------------------         --------------------------
        899,339(1)                        52,201(2)                          899,339(1)                        52,201(2)

(1) Includes 173,194 shares issuable pursuant to a warrant that currently is exercisable and 153,298 shares issuable upon the exercise of options that currently are exercisable. Excludes 121,243 shares held by a trust for the benefit of Mr. Puopolo's children, as to which Mr. Puopolo disclaims beneficial ownership.

(2)  Represents shares held by Mr. Puopolo's wife.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.


ITEM 10. CERTIFICATION.

     Not applicable.
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                                                                     Page 5 of 5

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         /s/ Dominic J. Puopolo
                                         ---------------------------------------
                                         DOMINIC J. PUOPOLO

Date:  February 23, 2001